NOTE 1.   ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is securities brokerage of primarily U.S. and Latin American securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Primarily all cash and cash equivalents were held or custodied at a U.S. financial institution. The Company may, during the ordinary course of business, maintain balances in excess of insured limits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting. Dividend income is recognized on the ex-dividend date.

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO FINANCIAL STATEMENT

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from brokers

As of December 31, 2015, Receivable from Brokers consisted primarily of commissions receivable. This amount was subsequently collected in January 2016.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
   • *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
   • *Level 2*. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
   • *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investment Securities, at Fair Value

On September 4, 2015, the Company was issued Series-A convertible preferred shares of Synthetic Genomics, Inc., a privately held company involved in biological research and technology. These shares were contributed to the Company by its parent, Vectormex International, Inc., which paid a total of $6,500,000 for the shares between 2009 and 2013. The Company recorded the contribution at a carrying cost of $6,500,000.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

After due consideration of all appropriate and generally accepted valuation methodologies, the fair value of the investment securities was derived using (1) the market approach, including the market multiple method and the recent transaction method, and (2) the income approach, including the discounted cash flow method. Additionally, it is necessary to apply a discount for lack of marketability to the indicated values which was determined to be 20% of the per share value on a nonmarketable minority ownership interest basis. Based on these valuation methods, the Company has marked its investment securities to a fair value totaling $10,763,191.

The market approach entails determining financial results considered to be representative of the future performance of the subject company, and capitalizing those amounts by appropriate risk-adjusted rates. This approach provides an indication of value that corresponds with the particular figure being capitalized (e.g., capitalizing net earnings available to common stockholders yields an indication of value for the common stock). The discounted cash flow (DCF) method is a frequently used form of the income approach. The method estimates the present value of the projected future cash flows to be generated by a company and theoretically available (though not necessarily paid) to the capital providers of the subject company.

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2012.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statement.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 3. FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015. There were no transfers between levels during the year 2015 for the above stated assets.

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash and securities segregated under federal and other regulations	$ 3,349,690	-	-	$ 3,349,690
Certificates of Deposit	-	3,528	-	3,528
Investment Securities, at fair value	-	-	10,763,191	10,763,191
Deposits with Clearing Organizations	991,651	-	-	991,651
TOTALS	**$ 4,341,341**	**$ 3,528**	**$ 10,763,191**	**$ 15,108,060**

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2015 consist of the following:

Leasehold improvements	$	350,708
Office equipment		126,037
Computer equipment		190,122
Furniture and fixtures		509,140
Software		73,888
		1,294,895
Less: accumulated depreciation and amortization	(	842,889)
	$	407,006

NOTE 5.   OTHER ASSETS

Other assets at December 31, 2015 consist of the following:

Broker advances	$ 1,205,380
Rent deposits	76,501
Prepaid expenses	53,413
Other	2,489
	$ 1,337,783

NOTE 6.   INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, Texas, New York and New Jersey tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

Inventory of Deferred Tax Assets / Liabilities:

Deferred Tax Assets:	**2015**
Net Operating Losses	141,679
Deferred Rent	46,916
Amortization	16,997
Accrued Expenses	8,875
	214,467
Deferred Tax Liabilities:	
Unrealized Gain on Investment Securities	(1,576,528)
Depreciation	(18,440)
Other	(6,279)
	(1,601,247)
Net Deferred Tax Liability	$ (1,386,780)

The deferred tax asset at December 31, 2014 of approximately $528,000 was utilized during the year 2015. At December 31, 2015, the Company had a deferred tax liability of $1,386,780 resulting primarily from an unrealized gain on investment securities. The net operating loss carry-forward for Federal Tax purposes of approximately $383,000 expires in the years 2032-2034. The net operating loss carry-forward for State Tax purposes of approximately $168,000 also expires in the years 2032-2034.

NOTE 7.   RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

At December 31, 2015 the Company owed $91,403 to the Ultimate Parent and another $130,327 to the Parent and other foreign subsidiaries of the Parent. These amounts, which are included in due to related parties in the accompanying statement of financial condition, are non-interest bearing, unsecured, and due on demand.

At December 31, 2015, the amount due from related parties of $7,421 relates to payments of various expenses on behalf of the Parent and its other subsidiaries. This amount is non-interest bearing, unsecured, and due on demand.

Foreign Affiliates

The Company has entered into referral agreements with three separate entities wholly-owned by the Parent operating in Venezuela, Ecuador, and Chile. The Company reimburses each of the affiliates for certain expenses in connection with client referrals.

NOTE 8.   COMMITMENTS AND CONTINGENCY

Lease Commitments

The Company has a non-cancellable operating lease for its main office space in Miami, Florida that expires in June 2021. The Company also has non-cancellable operating leases in Basking Ridge, New Jersey and The Woodlands, Texas that expire in July 2016 and September 2017, respectively. These three leases contain provisions for rent escalations and periods in which rent payments are reduced (abated). The company records monthly rent expense on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred Rent" which is reflected as a separate line item in the accompanying statement of financial condition.

NOTE 8.   COMMITMENTS AND CONTINGENCY (Continued)

Approximate future annual rent payments are as follows:

Year ended December 31,

2016	547,000
2017	529,000
2018	495,000
2019	507,000
2020	520,000
Thereafter	264,000
Total future minimum payments required	$ 2,862,000

Contingency

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company is undergoing a routine cycle examination by the Financial Industry Regulatory Authority (FINRA) which commenced in 2015. FINRA has not completed its review nor has it issued its final disposition to date.

NOTE 9.   DEFINED CONTRIBUTION PLAN

The Company has a safe harbor 401(k) plan, which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches 100% of all eligible employee contributions up to 6% of the employee's eligible compensation. There is no vesting schedule for employer contributions. All employer contributions are fully vested.

NOTE 10.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,545,011, which was $2,355,240 in excess of the amount required of $189,771. The ratio of aggregate indebtedness to net capital was 1.12 to 1.

NOTE 11.   RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing LLC and, through September 2015, J.P. Morgan Clearing Corp., whose principal offices are in New Jersey and New York, respectively. At December 31, 2015, substantially all securities owned and amounts due from brokers are held by and due from these brokers.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.

NOTE 12.   SUBSEQUENT EVENTS

Subsequent Events Requiring Disclosure

Management has evaluated the impact of all subsequent events through the date the financial statement are issued and has determined that there were no subsequent events requiring disclosure in these financial statement.